SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 4)*


                     CONVERGENCE COMMUNICATIONS, INC.
--------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.001 per share
--------------------------------------------------------------------------
                       (Title of Class of Securities)


                                    None
                               --------------
                               (CUSIP Number)


                          Michael E. Cahill, Esq.
                    Managing Director & General Counsel
                            The TCW Group, Inc.
                    865 South Figueroa Street, Ste. 1800
                       Los Angeles, California 90017
----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              February 7, 2001
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                            (Page 1 of 22 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                SCHEDULE 13D


CUSIP NO.  NONE                                   PAGE   2   OF    24   PAGES


------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             THE TCW GROUP, INC.

------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  | |
                                                                     (b)  |X|

------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             Not Applicable

------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                |_|

------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Nevada

------------------------------------------------------------------------------
    NUMBER OF            7       SOLE VOTING POWER
    SHARES
      BY                 -----------------------------------------------------
    EACH                 8       SHARED VOTING POWER       5,768,600
  REPORTING              -----------------------------------------------------
   PERSON                9       SOLE DISPOSITIVE POWER
    WITH                 -----------------------------------------------------
                        10       SHARED DISPOSITIVE POWER   5,768,600

------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    5,768,600      (See Item 5)

------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                 |X|

------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     32.6%          (See Item 5)

------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
14
             HC, CO
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT



                                SCHEDULE 13D


CUSIP NO. NONE                                  PAGE   3   OF   24     PAGES


------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ROBERT A. DAY

------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  | |
                                                                 (b)  |X|

------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             Not applicable

------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)             |_|

------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

------------------------------------------------------------------------------
    NUMBER OF            7      SOLE VOTING POWER
    SHARES
      BY                 -----------------------------------------------------
    EACH                 8      SHARED VOTING POWER
  REPORTING                              5,768,600
   PERSON                -----------------------------------------------------
    WITH                 9      SOLE DISPOSITIVE POWER

                         -----------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                        5,768,600

------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     5,768,600            (See Item 5)

------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                        |X|

------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     32.6%         (See Item 5)

------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN, HC
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT



                                SCHEDULE 13D


CUSIP NO.  NONE                                    PAGE   4   OF  24    PAGES


------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCW ADVISORS, INC.

------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  | |
                                                                  (b)  |X|

------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             Not Applicable

------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                |_|

------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             NEW YORK

------------------------------------------------------------------------------
    NUMBER OF            7       SOLE VOTING POWER
     SHARES
       BY                -----------------------------------------------------
      EACH               8       SHARED VOTING POWER
    REPORTING                          5,768,600
     PERSON              -----------------------------------------------------
      WITH               9       SOLE DISPOSITIVE POWER

                         -----------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                       5,768,600

------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            5,768,600    (See Item 5)

------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                 |X|

------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     32.6 % (See Item 5)

------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

              HC, CO, IA
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT



                                SCHEDULE 13D


CUSIP NO.  NONE                                  PAGE   5   OF   24    PAGES


------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BAEZA & CO., L.L.C.

------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |
                                                                    (b)  |X|

------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             Not Applicable

------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                |_|

------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

------------------------------------------------------------------------------
    NUMBER OF            7        SOLE VOTING POWER
     SHARES
       BY                -----------------------------------------------------
      EACH               8        SHARED VOTING POWER
   REPORTING                               5,768,600
    PERSON               -----------------------------------------------------
     WITH                9        SOLE DISPOSITIVE POWER

                         -----------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                           5,768,600

------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   5,768,600 (See Item 5)

------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                 |X|

------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   32.6%  (See Item 5)

------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             OO
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT



                                SCHEDULE 13D




CUSIP NO.   NONE                                  PAGE   6   OF   24    PAGES


------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MARIO L. BAEZA

------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |
                                                                    (b)  |X|

------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             Not Applicable

------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)             |_|

------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

------------------------------------------------------------------------------
    NUMBER OF            7      SOLE VOTING POWER
     SHARES
       BY                -----------------------------------------------------
      EACH               8      SHARED VOTING POWER
    REPORTING                           5,768,600
     PERSON              -----------------------------------------------------
      WITH               9      SOLE DISPOSITIVE POWER
                         -----------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                        5,768,600

------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             5,768,600 (See Item 5)

------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                              |X|

------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           32.6% (See Item 5)

------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT



                                SCHEDULE 13D


CUSIP NO. NONE                                  PAGE   7   OF    24    PAGES


------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCW/LATIN AMERICA MANAGEMENT PARTNERS, LLC

------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  | |
                                                                   (b)  |X|

------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF

------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                |_|

------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------------------------------------------------------------
    NUMBER OF            7      SOLE VOTING POWER
     SHARES
      BY                 -----------------------------------------------------
     EACH                8      SHARED VOTING POWER
   REPORTING                          5,768,600
    PERSON               -----------------------------------------------------
     WITH                9      SOLE DISPOSITIVE POWER

                         -----------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                      5,768,600

------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               5,768,600 (See Item 5)

------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                 |X|

------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           32.6% (See Item 5)

------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             OO
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT



                                SCHEDULE 13D


CUSIP NO. NONE                                  PAGE   8    OF   24     PAGES


------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCW/LATIN AMERICA PARTNERS, LLC

------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |
                                                                    (b)  |X|

------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF

------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)             |_|

------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------------------------------------------------------------
    NUMBER OF            7        SOLE VOTING POWER
     SHARES
      BY                 -----------------------------------------------------
     EACH                8        SHARED VOTING POWER
  REPORTING                             5,768,600
   PERSON                -----------------------------------------------------
    WITH                 9        SOLE DISPOSITIVE POWER

                         -----------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                         5,768,600

------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               5,768,600 (See Item 5)

------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                              |X|

------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             32.6% (See Item 5)

------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             00
------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D


CUSIP NO. NONE                                 PAGE   9    OF   24     PAGES


------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCW/LATIN AMERICA PRIVATE EQUITY PARTNERS, L.P.

------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  | |
                                                                     (b)  |X|

------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO, AF

------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)             |_|

------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------------------------------------------------------------
    NUMBER OF            7       SOLE VOTING POWER
    SHARES
      BY                 -----------------------------------------------------
     EACH                8       SHARED VOTING POWER
   REPORTING                            5,768,600
    PERSON               -----------------------------------------------------
     WITH                9       SOLE DISPOSITIVE POWER

                         -----------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                        5,768,600

------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                5,768,600 (See Item 5)

------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                              |X|

------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        32.6% (See Item 5)

------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             PN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                SCHEDULE 13D


CUSIP NO. NONE                                PAGE    10  OF   24      PAGES


------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCW/LATIN AMERICA OFF-SHORE POOL I, L.P.

------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  | |
                                                                     (b)  |X|

------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO, AF

------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)             |_|

------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             CAYMAN ISLANDS

------------------------------------------------------------------------------
    NUMBER OF            7        SOLE VOTING POWER
    SHARES
      BY                 -----------------------------------------------------
     EACH                8        SHARED VOTING POWER
   REPORTING                                1,612,902
    PERSON               -----------------------------------------------------
     WITH                9        SOLE DISPOSITIVE POWER

                         -----------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                            1,612,902

------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  1,612,902 (See Item 5)

------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                              |X|

------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  11.9% (See Item 5)

------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             PN
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT



                                SCHEDULE 13D


CUSIP NO. NONE                                PAGE    11  OF    24     PAGES

------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCW/CCI HOLDING LLC

------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |
                                                                    (b)  |X|

------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF

------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)             |_|

------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------------------------------------------------------------
    NUMBER OF            7       SOLE VOTING POWER
    SHARES
      BY                 -----------------------------------------------------
     EACH                8       SHARED VOTING POWER
   REPORTING                              4,155,698
    PERSON               -----------------------------------------------------
     WITH                9       SOLE DISPOSITIVE POWER

                         -----------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                         4,155,698

------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   4,155,698 (See Item 5)

------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                              |X|

------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    25.8%  (See Item 5)

------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             OO

------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT



                                SCHEDULE 13D


CUSIP NO. NONE                               PAGE    12  OF    24     PAGES


------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TCW/CCI HOLDING II LLC

------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |
                                                                    (b)  |X|

------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF

------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)             |_|

------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------------------------------------------------------------
    NUMBER OF            7      SOLE VOTING POWER
    SHARES
     BY                  -----------------------------------------------------
    EACH                 8      SHARED VOTING POWER
  REPORTING                            1,612,902
   PERSON                -----------------------------------------------------
    WITH                 9      SOLE DISPOSITIVE POWER

                         -----------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                      1,612,902

------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       1,612,902 (See Item 5)

------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                              |X|

------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              11.9% (See Item 5)

------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             OO
------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT




ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended to add the following:

This Amendment No. 4 is filed on behalf of

         (1)   The TCW Group, Inc., a Nevada corporation ("TCWG");

         (2)   Robert A. Day, an individual;

         (3) TCW Advisors, Inc., a New York corporation and wholly-owned subsidiary of TCWG ("TCW Advisors");

         (4) Baeza & Co., L.L.C., a Delaware limited liability company wholly owned by Mario L. Baeza ("Baeza & Co.");

         (5)   Mario L. Baeza, an individual;

         (6) TCW/Latin America Partners, L.L.C., a Delaware limited liability company, the two members of which are TCW Advisors and Baeza & Co. ("TCW/LAP");

         (7) TCW/Latin America Management Partners, L.L.C., a Delaware limited liability company, the managing member of which is TCW/LAP ("TCW/LAMP");

         (8) TCW/Latin America Private Equity Partners, L.P., a Delaware limited partnership of which TCW/LAMP is the general partner, acting through TCW/LAP ("TCW/LAPEP");

         (9) TCW/Latin America Off-Shore Pool I, L.P., a Cayman Islands limited partnership, owned 20% by the International Finance Corporation (the "IFC") and 80% by TCW/LAPEP, of which TCW/LAMP is the administrative general partner, the managing member of which is TCW/LAP ("TCW/Off-Shore");

         (10) TCW/CCI Holding LLC, a Delaware limited liability company, wholly owned by TCW/LAPEP ("TCW/CCI"); and

         (11) TCW/CCI Holding II LLC, a Delaware limited liability company, wholly owned by TCW/Off-Shore ("TCW/CCI II").

TCWG, Robert Day, and TCW Advisors are referred to herein as the "TCW Related Entities". The TCW Related Entities and Baeza & Co., Mario Baeza, TCW/LAP, TCW/LAMP, TCW/LAPEP, TCW/Off-Shore, TCW/CCI and TCW/CCI II, and are hereinafter collectively referred to as the "Reporting Persons." TCW/CCI II and TCW Off-Shore, were not signatories to the Schedule 13D or Amendment Nos. 1-3 to the Schedule 13D, and are herewith being added as signatories, Reporting Persons and accordingly parties to this Amendment No. 4. TCW/CCI II and TCW/Off-Shore are investment vehicles used to purchase securities of the Issuer. This Amendment No. 4 filed on behalf of the Reporting Persons amends the Statement on Schedule 13D, dated October 28, 1999 (the "Schedule 13D") with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Convergence Communications, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

(a) - (c) & (f)

(x) TCW/Off-Shore is a limited partnership whose general partner is TCW/LAMP, acting through TCW/LAP as managing general partner.

(xi) The executive officers of TCW/CCI II are listed below. The principal business address for each executive officer is 200 Park Avenue, Suite 2100, New York, New York 10166. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
------------------

Mario Baeza                 Authorized Person
Carlos Christensen          Authorized Person
Giorgio Boero               Authorized Person
Carol Baldwin Moody         Authorized Person

The sole member of TCW/CCI II is TCW/Off-Shore.

(d)-(e)

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following:

On February 7, 2001, the Issuer sold 1,075,268 shares of the Issuer's Series D Convertible Preferred Stock, par value $0.001 per share (the "Series D Preferred Stock"), to TCW/CCI II, at a purchase price of $9.30 per share for an aggregate amount of $10,000,000 in cash. The funds used for the acquisition of the Series D Preferred Stock were contributed by the IFC to TCW/Off-Shore, which in turn contributed them to TCW/CCI II. Concurrent with such contribution by the IFC, TCW/LAPEP contributed $40 million in other assets to TCW/Off-Shore, of which $5 million consisted of
(x) 537,634 shares of the Issuer's Series C Convertible Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock" and, together with the Series D Preferred Stock, the "Preferred Stock"), and (y) a portion of the Warrant (as defined in Item 6 of the Schedule 13D), providing for the issuance of up to 57,276 Shares of Common Stock, that TCW/CCI purchased from the Issuer in October 1999. TCW/Off-Shore in turn contributed these assets valued at $5 million to TCW/CCI II.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

The Reporting Persons have obtained their new interest in the Issuer as an investment. As described in Item 6 of this Amendment No. 4 to the Schedule 13D, there are various agreements between the Issuer and TCW/CCI II and, in some cases, providing for the acquisition by TCW/CCI II of additional securities of the Issuer. Except as set forth elsewhere in this Amendment No. 4 to the Schedule 13D, TCW/CCI II and the other Reporting Parties have made no proposals and have entered into no agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, the Reporting Parties may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law, and, from time to time, the Reporting Parties may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended to add the following:

(a) Pursuant to the Second Option (as defined in Item 5(a) of Amendment No. 3 to the Schedule 13D), and after receiving an extension from the Issuer to exercise the Second Option, on September 29, 2000, TCW/CCI acquired 26,666 shares of Series C Preferred Stock. The balance of 71,421 shares of Series C Preferred Stock was reallocated to two individuals and one entity, which resulted in the acquisition of such shares of Series C Preferred Stock, as follows: 4,043 shares of Series C Preferred Stock were acquired by Ernesto Ramon; 33,689 shares of Series C Preferred Stock were acquired by John Avery; and 33,689 shares of Series C Preferred Stock were acquired by Scott Family Investors LLC. Ernesto Ramon, John Avery and John Scott, a member of Scott Family Investors LLC, are members of an advisory board which provides advisory services to TCW/LAP with respect to its portfolio investments. In addition, Ernesto Ramon, John Avery and Scott Family Investors LLC have agreed to be bound by the terms of the Shareholders Agreement (as defined in Item 6, of the Schedule 13D) and have agreed to be treated as part of the TCW Group (as defined in the Shareholders Agreement) for purposes thereof.

As of the date of this Amendment No. 4 to the Schedule 13D, TCW/CCI holds 4,155,698 shares of the Issuer's Series C Preferred Stock and no shares of Common Stock. As of the date of this Amendment No. 4 to the Schedule 13D, TCW/CCI II holds 537,634 shares of Series C Preferred Stock and no shares of Common Stock. The Series C Preferred Stock votes on a one-for-one basis with the Common Stock and is convertible at the option of the holder on a one-for-one basis (subject to certain anti-dilution adjustments) into shares of Common Stock, and is subject to mandatory conversion on the same basis upon the occurrence of either of the following: (i) all the parties to the Shareholders Agreement, acting together, transfer their Issuer securities for cash or publicly traded securities, or (ii) there occurs a registered public offering of the Issuer's securities meeting certain requirements. The Series C Preferred Stock held by TCW/CCI and TCW/CCI II, if converted into Common Stock, would represent approximately 16.7 % of the total issued and outstanding voting shares of the Issuer, assuming the conversion of all issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock. The Series C Preferred Stock held by TCW/CCI and TCW/CCI II, if converted into Common Stock, would represent approximately 28.2 % of the total issued and outstanding Common Stock of the Issuer after giving effect to such conversion and assuming no other shares of Series C Preferred Stock or Series D Preferred Stock were converted into Common Stock.

As of the date of this Amendment No. 4 to the Schedule 13D, TCW/CCI II holds 1,075,268 shares of Series D Preferred Stock. The Series D Preferred Stock votes on a one-for-one basis with the Common Stock and is convertible at the option of the holder on a one-for-one basis (subject to certain anti-dilution adjustments) into shares of Common Stock, and is subject to mandatory conversion on the same basis upon the occurrence of either of the following: (i) all the parties to the Shareholders Agreement (pursuant to the terms of the Shareholder Joinder Agreement (as defined in Item 6, of this Amendment No. 4 to the Schedule 13D)), acting together, transfer their Issuer securities for cash or publicly traded securities, or (ii) there occurs a registered public offering of the Issuer's securities meeting certain requirements. The Series D Preferred Stock held by TCW/CCI II, if converted into Common Stock, would represent approximately 3.8 % of the total issued and outstanding voting shares of the Issuer, assuming the conversion of all issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock. The Series D Preferred Stock held by TCW/CCI II, if converted into Common Stock, would represent approximately 8.3 % of the total issued and outstanding Common Stock of the Issuer after giving effect to such conversion and assuming no other shares of Series C Preferred Stock or Series D Preferred Stock were converted into Common Stock. The Preferred Stock held by TCW/CCI and TCW/CCI II, if converted into Common Stock, would represent approximately 20.5 % of the total issued and outstanding voting shares of the Issuer, assuming the conversion of all issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock. The Preferred Stock held by TCW/CCI and TCW/CCI II, if converted into Common Stock, would represent approximately 32.6 % of the total issued and outstanding Common Stock of the Issuer after giving effect to such conversion and assuming no other shares of Series C Preferred Stock or Series D Preferred Stock were converted into Common Stock. The Reporting Person understands that the Issuer's voting shares include the Series D Preferred Stock, the Series C Preferred Stock and the Common Stock.

Each of the Reporting Persons, other than TCW/CCI or TCW/CCI II, as a parent corporation or partnership or as a general partner or member of other Reporting Persons, may be deemed to beneficially own the Series C Preferred Stock. Each of TCWG, Robert Day, TCW Advisors, Baeza & Co. and Mario L. Baeza disclaims beneficial ownership of the Series C Preferred Stock and any Common Stock reported herein and the filing of this Amendment No. 4 to the Schedule 13D shall not be construed as an admission that such entities and individuals are the beneficial owners of any securities covered by this Amendment No. 4 to the Schedule 13D.

Each of the Reporting Persons, other than TCW/CCI II, as a parent corporation or partnership or as a general partner or member of other Reporting Persons, may be deemed to beneficially own the Series D Preferred Stock. Each of TCWG, Robert Day, TCW Advisors, Baeza & Co. and Mario L. Baeza disclaims beneficial ownership of the Series D Preferred Stock and any Common Stock reported herein and the filing of this Amendment No. 4 to the Schedule 13D shall not be construed as an admission that such entities and individuals are the beneficial owners of any securities covered by this Amendment No. 4 to the Schedule 13D.

Pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), to the extent a "group" is deemed to exist by virtue of the Shareholders Agreement and the Shareholder Joinder Agreement, each of the Reporting Persons would be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all of the equity securities of the Issuer beneficially owned by the other parties to the Shareholders Agreement and the Shareholder Joinder Agreement. Accordingly, the Reporting Persons would be deemed to beneficially own an aggregate of 25,692,824 shares of Common Stock, or approximately 91.2 % of the total issued and outstanding shares of Common Stock, assuming the conversion of all issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock held by the parties to the Shareholders Agreement and the Shareholder Joinder Agreement).

The filing of this Statement and any amendment hereto shall not be construed as an admission, for the purposes of Sections 13(g) and 13(d) and Regulation 13D-G of the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder, that any of the Reporting Persons is the beneficial owner of any securities owned by any other party to the Shareholders Agreement and the Shareholder Joinder Agreement.

Item 5(b) is hereby amended to add the following:

(b) TCW/LAP as the person acting on behalf of TCW/LAMP, the general partner of TCW/Off-Shore, and TCW/Off-Shore, as sole member of TCW/CCI II, have the power to vote and dispose of the Series D Preferred Stock held by TCW/CCI II. Therefore, TCW/LAP, TCW/LAMP, TCW/LAPEP and TCW/CCI II collectively have the power to vote and dispose of the Series D Preferred Stock. In addition, TCW Advisors and Baeza & Co., as the 50% owners of TCW/LAP, and Mr. Baeza, as the sole owner of Baeza & Co., may be deemed to beneficially own the Series D Preferred Stock. TCW Advisors, Baeza & Co. and Mr. Baeza each disclaims beneficial ownership of the shares of the Series D Preferred Stock and any Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

The Issuer and TCW/CCI II entered into the Individual Stock Purchase Agreement, dated as of February 7, 2001 (the "Stock Purchase Agreement"), pursuant to which the Issuer sold to TCW/CCI II 1,075,268 shares of Series D Preferred Stock. Also, the Issuer, TCW/CCI II and other shareholders of the Issuer entered into the Umbrella Stock Purchase Agreement (the "Umbrella Stock Purchase Agreement"), dated as of February 7, 2001 pursuant to which the Issuer granted TCW/CCI II a Financing Warrant, and IRR Warrant and a Performance Warrant (each as defined below, and collectively, the "Series D Warrants").

On February 7, 2001, the Issuer granted to TCW/CCI II an internal rate of return warrant (the "IRR Warrant") entitling TCW/CCI II to purchase from the Issuer up to 161,290 shares of Common Stock at a purchase price of U.S. $0.01 per share of Common Stock. The number of shares of Common Stock exercisable under the IRR Warrant is to be determined pursuant to a formula set forth therein. The IRR Warrant is exercisable upon the occurrence of either of the following: (i) all the parties to the Shareholders Agreement acting together transfer their Issuer securities for cash or publicly traded securities, or (ii) there occurs a registered public offering of the Issuer's securities meeting certain requirements, provided that if neither such event occurs prior to February 7, 2005, the IRR Warrant shall be exercisable on such date, for the amount of shares of Common Stock as determined pursuant to the formula set forth therein.

On February 7, 2001, the Issuer granted to TCW/CCI II a financing warrant (the "Financing Warrant") entitling TCW/CCI II to purchase from the Issuer a number of fully paid and nonassessable shares of the Series D Preferred Stock, par value $.001 at a purchase price of U.S. $0.01 per share of Series D Preferred Stock. The number of shares of Series D Preferred Stock exercisable under the Financing Warrant is to be determined pursuant to a formula set forth therein. The Financing Warrant is exercisable upon the occurrence of the following: (i) the events set forth in Section 2 of the Financing Warrant and (ii) either (x) all the parties to the Shareholders Agreement acting together transfer their Issuer securities for cash or publicly traded securities, or (y) there occurs a registered public offering of the Issuer's securities meeting certain requirements, provided that if neither such event occurs prior to February 7, 2005, the Financing Warrant shall be exercisable on such date for the amount of Series D Preferred Stock as determined pursuant to the formula set forth therein. The Financing Warrant shall be exercisable only upon the prior exercise or waiver of any exercisable Performance Warrant acquired by TCW/CCI II pursuant to the Umbrella Stock Purchase Agreement.

On February 7, 2001, the Issuer granted to TCW/CCI II a performance warrant (the "Performance Warrant") entitling TCW/CCI II to purchase from the Issuer up to 161,290 shares of Common Stock, par value $.001 at a purchase price of U.S. $0.01 per share of Common Stock. The number of shares of Common Stock exercisable under the Performance Warrant is to be determined pursuant to a formula set forth therein. The Performance Warrant is exercisable at any time from time to time during the period from December 31, 2001 through 5:00 p.m. New York time on February 7, 2005, provided that the Issuer, as of December 31, 2001, has failed to meet one or more of four tests, as described in Section 2 of the Performance Warrant, and subject to the further requirements of Section 2, therein. The Performance Warrant shall only be exercisable prior to the exercise or waiver of any exercisable Financing Warrant or IRR Warrant and shall not be exercisable in the event that on or before December 31, 2001 (i) all of the parties to the Shareholders Agreement acting together transfer their Issuer securities for cash or publicly traded securities, or (ii) there occurs a registered public offering of the Issuer meeting certain requirements.

On February 7, 2001, TCW/CCI, Telematica EDC, C.A., the IFC, Pegasus Fund, L.P., Glacier Latin-America, Ltd, FondElec Essential Services Growth Fund, L.P., Raquel E. Oddone de Ostry and Norberto Priu entered into a Preemptive Rights and Warrant Adjustment Waiver (the "Waiver"), by which they agreed, among other things, and in consideration of receiving from the Issuer a performance warrant to acquire shares of Common Stock (the "New Warrant"), as follows: (i) to waive its preemptive rights held under the terms of the rights and preferences of the Series C Preferred Stock with respect to the sale by the Issuer of the Series D Preferred Stock pursuant to the terms of the Umbrella Stock Purchase Agreement; and (ii) that the Series D Warrants, the New Warrant and the securities of the Issuer issuable under either the Series D Warrants or the New Warrant should not adjust the exercise price of the Warrants or the conversion price (or conversion rate) of the Series C Preferred Stock.

On February 7, 2001, the Issuer, TCW/CCI II and certain other shareholders of the Issuer entered into the Shareholder Joinder Agreement (the "Shareholder Joinder Agreement"). The Shareholder Joinder Agreement provides, among other things, that the parties thereto may not transfer securities of the Issuer owned by them (other than to affiliates) unless, pursuant to the terms of the Shareholders Agreement, (i) all such parties acting together transfer their Issuer securities for cash or publicly traded securities, or (ii) there occurs a registered public offering of the Issuer's securities meeting certain requirements. After a public offering referred to in clause (ii), the parties may transfer their securities of the Issuer, subject to tag-along rights on the part of the other parties, except in the case of transfers to affiliates.

On February 7, 2001, the Issuer, TCW/CCI II and certain other shareholders of the Issuer entered into the Registration Rights Agreement, dated as of February 7, 2001 (the "Registration Rights Agreement"), with respect to the shares of Common Stock which such shareholders own or have the right to acquire under the Umbrella Stock Purchase Agreement, including Common Stock issuable to TCW/CCI II on the conversion of the Series D Preferred Stock held by TCW/CCI II or the exercise of the Series D Warrants and shares issuable with respect to any such Common Stock through stock splits, stock dividends, reclassifications and similar transactions (the "Registrable Securities"). The Registration Rights Agreement provides that one or more of the shareholders party thereto owning 20% or more of the Registrable Securities may demand registration of their Registrable Securities under the Securities Act of 1933 (but the Company need not provide more than three such demand registrations), and each shareholder party to the Registration Rights Agreement has unlimited piggy-back registration rights and unlimited demand registration rights with respect to registrations on Form S-2 and S-3, subject to the provisions set forth therein.

The foregoing description of the agreements to which either of TCW/CCI or TCW/CCI II is a party is qualified in its entirety by reference to such agreement, copies of which are filed as Exhibits hereto and incorporated herein by reference.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit I         Joint Acquisition Statement Pursuant to Rule 13-D (f)(1).

Exhibit J         Stock Purchase Agreement by and among Convergence
                  Communications, Inc. and TCW/CCI Holding II LLC, dated as of February 7, 2001.

Exhibit K         Umbrella Stock Purchase Agreement among Convergence
                  Communications, Inc., TCW/CCI Holding II LLC, Telematica
                  EDC, C.A., Norberto Priu, Raquel Emilse Oddone de Ostry,
                  Glacier Latin-America Ltd., and Morley Capital Management
                  III, LLC, dated as of February 7, 2001.

Exhibit L         Internal Rate of Return Warrant for the Purchase of
                  Shares of Series D Preferred Stock of Convergence
                  Communications, Inc., dated as of February 7, 2001.

Exhibit M         Performance Warrant for the Purchase of Shares of Series
                  D Preferred Stock of Convergence Communications, Inc., dated as of February 7, 2001.

Exhibit N         Financing Warrant for the Purchase of Shares of Common
                  Stock of Convergence Communications, Inc., dated as of February 7, 2001.

Exhibit O         Series C Warrant for the Purchase of Shares of Common
                  Stock of Convergence Communications, Inc., dated as of February 7, 2001.

Exhibit P         Preemptive Rights and Warrant Adjustment Waiver, dated as
                  of February 7, 2001.

Exhibit Q         Shareholder Joinder Agreement by and among Convergence
                  Communications, Inc., TCW/CCI Holding II LLC, Telematica
                  EDC, C.A., Norberto Priu, Raquel Emilse Oddone de Ostry,
                  Glacier Latin-America Ltd., and Morley Capital Management
                  III, LLC, dated as of February 7, 2001.

Exhibit R         Registration Rights Agreement by and among Convergence
                  Communications, Inc., TCW/CCI Holding II LLC, Telematica
                  EDC, C.A., Norberto Priu, Raquel Emilse Oddone de Ostry,
                  Glacier Latin-America Ltd., and Morley Capital Management
                  III, LLC, dated as of February 7, 2001.


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 15th day of February, 2001.

THE TCW GROUP, INC.


By: /s/ Harold H. Henderson
    --------------------------
    Name:   Harold H. Henderson
    Title:  Authorized Signatory


TCW ADVISORS, INC.


By: /s/ Harold H. Henderson
    ---------------------------
    Name:   Harold H. Henderson
    Title:  Authorized Signatory


ROBERT A. DAY


By: /s/ Harold H. Henderson
    -------------------------
    Name:   Harold H. Henderson
    Title:  Under Power of Attorney dated March 31, 2000, on file with
            Schedule 13G for Cox Radio, Inc., dated May 9, 2000


BAEZA & CO. L.L.C.


By: /s/ Mario L. Baeza
    -----------------------
    Name:    Mario L. Baeza
    Title:   Authorized Signatory


MARIO L. BAEZA


/s/ Mario L. Baeza
----------------------------
    Mario L. Baeza


TCW/LATIN AMERICA PARTNERS, L.L.C.


By:     TCW ADVISORS, INC.


             By: /s/ Harold H. Henderson
                 --------------------------
                 Name:    Harold H. Henderson
                 Title:   Authorized Signatory


By:     BAEZA & CO. L.L.C.


             By: /s/ Mario L. Baeza
                ------------------------
                Name:    Mario L. Baeza
                Title:   Authorized Signatory


TCW/LATIN AMERICA MANAGEMENT PARTNERS, L.L.C.


By:     TCW/LATIN AMERICA PARTNERS, L.L.C.


        By:  TCW ADVISORS, INC.

             By: /s/ Harold H. Henderson
                -------------------------
                Name:    Harold H. Henderson
                Title:   Authorized Signatory


        By:  BAEZA & CO. L.L.C.


             By: /s/ Mario L. Baeza
                --------------------
                Name:    Mario L. Baeza
                Title:   Authorized Signatory


TCW/LATIN AMERICA PRIVATE EQUITY PARTNERS, L.P.


By:     TCW/LATIN AMERICA PARTNERS, L.L.C.


        By:  TCW ADVISORS, INC.


             By: /s/ Harold H. Henderson
                --------------------------
                Name:    Harold H. Henderson
                Title:   Authorized Signatory


        By:  BAEZA & CO. L.L.C.


             By: /s/ Mario L. Baeza
                -----------------------
                Name:    Mario L. Baeza
                Title:   Authorized Signatory


TCW/LATIN AMERICA OFF-SHORE POOL I, L.P.


        By:  TCW/LATIN AMERICA MANAGEMENT
             PARTNERS, L.L.C., its General Partner


             By:  TCW/LATIN AMERICA PARTNERS, L.L.C.


                  By:  TCW ADVISORS, INC.


                       By: /s/ Harold H. Henderson
                          --------------------------
                          Name:    Harold H. Henderson
                          Title:   Authorized Signatory


                       By:  BAEZA & CO. L.L.C.


                            By: /s/ Mario L. Baeza
                               ----------------------
                               Name:   Mario L. Baeza
                               Title:  Authorized Signatory


        By:  TCW/LATIN AMERICA PARTNERS, L.L.C.,
             as Managing General Partner


             By:  TCW ADVISORS, INC.


                  By: /s/ Harold H. Henderson
                     ---------------------------
                     Name:   Harold H. Henderson
                     Title:  Authorized Signatory

             By:  BAEZA & CO. L.L.C.


                  By: /s/ Mario L. Baeza
                     ----------------------
                     Name:   Mario L. Baeza
                     Title:  Authorized Signatory


TCW/CCI HOLDING L.L.C.


By: /s/ Mario L. Baeza
   --------------------
   Name:    Mario L. Baeza
   Title:   Authorized Signatory


TCW/CCI HOLDING II L.L.C.


By: /s/ Mario L. Baeza
   ---------------------
   Name:    Mario L. Baeza
   Title:   Authorized Signatory